July 2, 2019

Yimin Jin
Chief Executive Officer
TMSR Holding Company Limited
A101 Hanzheng Street City Industry Park
No.21 Jiefang Avenue, Qiaokou District
Wuhan, Hubei, China 43000

       Re: TMSR Holding Company Limited
           Registration Statement on Form S-3
           Filed June 24, 2019
           File No. 333-232316

Dear Mr. Jin:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Sherry Haywood at (202) 551-3345 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing and
                                                            Construction